Western Copper Corporation
(an exploration stage company)

Consolidated Financial Statements
MARCH 31, 2009

(Unaudited – prepared by management)
(expressed in Canadian dollars)

NOTICE TO READER:
These interim consolidated financial statements have not been reviewed by the Company's external auditors. These statements have been prepared by and are the responsibility of the Company’s management. This notice is being provided in accordance with National Instrument 51-102 - Continuous Disclosure Obligations.

Western Copper Corporation	CONSOLIDATED FINANCIAL STATEMENTS
An exploration stage company	Unaudited – prepared by management

CONSOLIDATED BALANCE SHEETS
(unaudited - prepared by management)

	March 31, 2009	December 31, 2008
Expressed in Canadian dollars	$	$

ASSETS

CURRENT ASSETS
Cash and cash equivalents	4,097,527	5,037,204
Short-term investments (note 4)	8,080,395	8,025,162
Other receivables	36,831	103,233
Prepaid expenses	45,922	50,760

CURRENT ASSETS	12,260,675	13,216,359

PROPERTY AND EQUIPMENT (note 5)	272,967	297,551

MINERAL PROPERTIES (note 6)	65,970,008	65,702,582

ASSETS	78,503,650	79,216,492

LIABILITIES

CURRENT LIABILITIES
Accounts payable and accrued liabilities	474,073	797,898

FUTURE INCOME TAX	9,965,115	9,965,115

LIABILITIES	10,439,188	10,763,013

SHAREHOLDERS’ EQUITY

SHARE CAPITAL (note 7)	71,951,130	71,951,130

CONTRIBUTED SURPLUS (note 7)	22,832,741	22,698,985

DEFICIT	(26,719,409)	(26,196,636)

SHAREHOLDERS’ EQUITY	68,064,462	68,453,479

LIABILITIES+SHAREHOLDERS’ EQUITY	78,503,650	79,216,492

Commitments (notes 6 and 9)

Approved by the Board of Directors

‘Robert J. Gayton ’	Director	‘Klaus Zeitler ’	Director

The accompanying notes are an integral part of these financial statements	- 2 -

Western Copper Corporation	CONSOLIDATED FINANCIAL STATEMENTS
An exploration stage company	Unaudited – prepared by management

CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS
(unaudited - prepared by management)

For the three months ended	March 31, 2009	March 31, 2008
Expressed in Canadian dollars	$	$

ADMINISTRATIVE EXPENSES
Accounting and legal	46,532	82,474
Filing and regulatory fees	16,820	27,585
Office and administration	461,230	520,232
Promotion and travel	74,799	68,771

LOSS BEFORE OTHER ITEMS	599,381	699,062

OTHER ITEMS
Interest income	(78,513)	(221,324)
Foreign exchange	1,905	7,181

LOSS and COMPREHENSIVE LOSS	522,773	484,919

Basic and diluted loss per share	0.01	0.01
Weighted average number of common shares outstanding	72,819,036	72,769,036

The accompanying notes are an integral part of these financial statements	- 3 -

Western Copper Corporation	CONSOLIDATED FINANCIAL STATEMENTS
An exploration stage company	Unaudited – prepared by management

CONSOLIDATED STATEMENTS OF CASH FLOW
(unaudited – prepared by management)

For the three months ended	March 31, 2009	March 31, 2008
Expressed in Canadian dollars	$	$

Cash flows provided by (used in)

OPERATING ACTIVITIES

Loss for the period	(522,773)	(484,919)

ITEMS NOT AFFECTING CASH
Amortization	10,904	8,699
Stock-based compensation (note 8)	74,952	135,503

ITEMS NOT AFFECTING CASH	85,856	144,202

Change in non-cash working capital items	1,542	12,276

OPERATING ACTIVITIES	(435,375)	(328,441)

INVESTING ACTIVITIES

Mineral property expenditures	(504,302)	(1,434,875)

INVESTING ACTIVITIES	(504,302)	(1,434,875)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(939,677)	(1,763,316)

Cash and cash equivalents - Beginning of the period	5,037,204	23,726,947

CASH AND CASH EQUIVALENTS - END OF THE PERIOD	4,097,527	21,963,631

The accompanying notes are an integral part of these financial statements	- 4 -

Western Copper Corporation	CONSOLIDATED FINANCIAL STATEMENTS
An exploration stage company	Unaudited – prepared by management

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(unaudited – prepared by management)

	Number of	Amount	Contributed	Deficit	Shareholders’
	Shares		surplus		Equity

Expressed in Canadian dollars		$	$	$	$

DECEMBER 31, 2007	72,769,036	71,883,630	22,091,594	(24,037,387)	69,937,837

Exercise of stock options	50,000	500	-	-	500
Transfer of value on exercise
of stock options	-	67,000	(67,000)	-	-
Stock-based compensation	-	-	674,391	-	674,391
Loss and comprehensive loss	-	-	-	(2,159,249)	(2,159,249)

DECEMBER 31, 2008	72,819,036	71,951,130	22,698,985	(26,196,636)	68,453,479

Stock-based compensation	-	-	133,756	-	133,756
Loss and comprehensive loss	-	-	-	(522,773)	(522,773)

MARCH 31, 2009	72,819,036	71,951,130	22,832,741	(26,719,409)	68,064,462

The accompanying notes are an integral part of these financial statements	- 5 -

Western Copper Corporation	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
An exploration stage company	Unaudited – prepared by management

1.	NATURE OF OPERATIONS

Western Copper Corporation (“Western Copper” or the “Company”) is an exploration stage company that is directly engaged in exploration and development of mineral properties in Canada.

To date, the Company has not earned any production revenue. The recoverability of the amounts shown for mineral property assets is dependent upon the existence of economically recoverable reserves and the Company’s ability to secure and maintain title and beneficial interest in the properties, to obtain the necessary financing to continue the exploration and future development of the properties, or to realize the carrying amount through a sale.

2.	BASIS OF PRESENTATION

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles for the preparation of interim statements. Accordingly, these interim statements do not contain all the information required for annual financial statements and should be read in conjunction with the audited annual consolidated financial statements of Western Copper Corporation as at, and for the year ended, December 31, 2008. These consolidated financial statements follow the same accounting policies and methods of application as the December 31, 2008 audited annual consolidated financial statements of Western Copper Corporation, except as described in note 3.

3.	CHANGE IN ACCOUNTING POLICIES

Section 3064, Goodwill and intangible assets, establishes revised standards for recognition, measurement, presentation and disclosure of goodwill and intangible assets. The provisions relating to the definitions and initial recognition of intangible assets are equivalent to the corresponding provisions of International Accounting Standard 38. The adoption of this standard did not impact the Company’s results or disclosures.

4.	SHORT-TERM INVESTMENTS

	March 31, 2009	December 31, 2008
Expressed in Canadian dollars	$	$

Guaranteed Investment Certificates	8,000,000	8,000,000
Accrued interest	80,395	25,162

SHORT-TERM INVESTMENTS	8,080,395	8,025,162

Short-term investments consist of Guaranteed Investment Certificates held with Canadian chartered banks. All certificates are redeemable in full or in portion at the Company’s option without penalty. Interest is paid on amounts redeemed subsequent to 30 days from the date of acquisition of the investment. All certificates held at the end of the period have been held for more than 30 days.

Western Copper Corporation	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
An exploration stage company	Unaudited – prepared by management

5.	PROPERTY AND EQUIPMENT

	March 31, 2009
	Cost	Accumulated	Net book
		amortization	value
Expressed in Canadian dollars	$	$	$

Computer equipment	69,634	63,445	6,189
Field equipment	273,534	41,032	232,502
Furniture and office equipment	24,486	18,677	5,809
Leasehold improvements	63,203	55,510	7,693
Vehicles	27,699	6,925	20,774

PROPERTY AND EQUIPMENT	458,556	185,589	272,967

	December 31, 2008
	Cost	Accumulated	Net book
		amortization	value
Expressed in Canadian dollars	$	$	$

Computer equipment	69,634	60,106	9,528
Field equipment	273,534	27,352	246,182
Furniture and office equipment	24,486	17,453	7,033
Leasehold improvements	63,203	51,477	11,726
Vehicles	27,699	4,617	23,082

PROPERTY AND EQUIPMENT	458,556	161,005	297,551

Western Copper Corporation	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
An exploration stage company	Unaudited – prepared by management

6.	MINERAL PROPERTIES

	Canada				Mexico
			British	Northwest
	Yukon		Columbia	Territories	Chihuahua
	Carmacks	Casino	Hushamu	Redstone	Sierra	TOTAL
					Almoloya
Expressed in Canadian dollars	$	$	$	$	$	$

DECEMBER 31, 2007	11,068,926	15,773,824	17,988,141	12,019,341	343,949	57,194,181

Advance royalty	100,000	-	-	-	-	100,000
Claims maintenance	16,922	4,484	1,560	116,462	61,052	200,480
Detailed engineering	2,486,315	-	-	-	-	2,486,315
Engineering studies	-	1,242,267	225	193	-	1,242,685
Exploration	72,350	1,715,391	5,280	-	-	1,793,021
Future income tax	52,505	52,453	486	825	-	106,269
Option payment	-	-	80,000	-	-	80,000
Permitting	506,398	1,613,993	-	-	-	2,120,391
Salary and wages	219,213	296,703	11,250	8,500	-	535,666
Stock-based
compensation	122,514	122,390	1,383	2,288	-	248,575
Write-off of mineral
properties	-	-	-	-	(405,001)	(405,001)

DECEMBER 31, 2008	14,645,143	20,821,505	18,088,325	12,147,609	-	65,702,582

Claims maintenance	4,198	1,840	-	9,864	-	15,902
Detailed engineering	35,361	-	-	-	-	35,361
Engineering studies	-	13,305	-	-	-	13,305
Exploration	-	25,000	(331,310)	43,400	-	(262,910)
Permitting	108,946	181,118	-	-	-	290,064
Salary and wages	46,200	60,450	-	10,250	-	116,900
Stock-based
compensation	25,002	29,427	-	4,375	-	58,804

MARCH 31, 2009	14,864,850	21,132,645	17,757,015	12,215,498	-	65,970,008

As at March 31, 2009, management of the Company determined that impairment indicators existed relating to the carrying value of the Company’s mineral properties. As a result, management completed an impairment assessment for each of its mineral property interests. The assessments included revisiting the significant commodity price estimates for properties for which a cash flow model was available and performing market comparisons for properties that did not have a cash flow model available.

The estimated cash flows used to assess recoverability of certain of the Company’s mineral property carrying values were developed using management’s projections for long-term average copper, gold and molybdenum prices, operating costs, capital expenditures, and applicable foreign currency exchange rates. Management also made estimates relating to current and future market conditions. There are inherent uncertainties related to these factors and management’s judgment in applying them to the mineral property impairment analysis.

Although the Company believes that the estimates applied in the impairment assessments are reasonable, such estimates are subject to significant uncertainties and judgments. Should underlying assumptions change significantly, impairment charges may be required in future periods. Such charges could be material.

Western Copper Corporation	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
An exploration stage company	Unaudited – prepared by management

a.	Carmacks (100% - Yukon, Canada)

The Carmacks Copper Project is an oxide copper deposit that is located in the Yukon Territory, Canada.

Any production from the Carmacks Copper Project is subject to either a 15% net profits interest or a 3% net smelter royalty, at Western Copper’s election. If Western Copper elects the net smelter royalty, it has the right to purchase the royalty for $2.5 million, less any advance royalty payments made to that date. The Company is required to make an advance royalty payment of $100,000 in any year in which the average daily copper price reported by the London Metal Exchange is US$1.10 per pound or greater. At March 31, 2009, Western Copper had made $600,000 in advance royalty payments.

In 2001, the Carmacks Copper Project was written down to its estimated fair value based on feasibility study information available and what management believed the property could be sold for at that time. In April 2007, Western Copper released the results of its updated feasibility study on the Carmacks Copper Project.

Western Copper expensed all ongoing costs related to exploration of the Carmacks Copper Project prior to the release of the results of the updated feasibility study. Since the release of the feasibility study, the Company has been capitalizing costs incurred on the project.

b.	Casino (100% - Yukon, Canada)

The Casino porphyry copper-gold-molybdenum property is located in west-central Yukon. The results of the pre-feasibility study were announced in June 2008.

Should it make a production decision, Western Copper is required to make a cash payment of $1 million. Production on the claims is also subject to a 5% net profits interest.

c.	Hushamu (100% - British Columbia, Canada)

The Hushamu property consists of three blocks of mineral claims located on northern Vancouver Island. The mineral claim blocks are referred to as the Hushamu claims, the Apple Bay claims, and the Rupert Block.

Should a production decision be made on the Hushamu claims, Western Copper is required to make a cash payment of $1 million to an unrelated third party within 60 days of the production decision. These mineral claims are also subject to a 10% net profits interest.

On January 31, 2008, Western Copper made the final payment required under its option agreement with Electra Gold Ltd. (“Electra”) in the amount of $80,000. As a result, the Company acquired 100% interest in the Apple Bay mineral claims previously held by Electra. Should a production decision be made on the Apple Bay claims, Western Copper is required to pay $800,000 in cash or in Western Copper stock to Electra. The payment method is at the election of Western Copper.

Electra maintains the right to explore the Apple Bay claims for non-metallic minerals.

Western Copper Corporation	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
An exploration stage company	Unaudited – prepared by management

On August 25, 2008, Western Copper signed an option and joint venture agreement with IMA Exploration Inc. (“IMA”) that gives IMA the option to earn a 70% interest in the Hushamu property. Pursuant to the terms of the agreement, IMA has agreed to expend a minimum of $1.9 million in the first year of a three year option period. Over years two and three IMA is required to spend an additional $13.1 million towards the completion of a pre-feasibility study on the Hushamu deposit located on the Hushamu claim block. These expenditures, a total of $15 million, and the completion of a pre-feasibility study will earn IMA a 49% interest in the project. IMA can earn an additional 16% by funding a subsequent feasibility study by the end of the fourth year and an additional 5% by completing mine permitting. The option period began on the execution date of the option and joint venture agreement.

As of March 31, 2009, IMA had met the $1.9 million spending requirement for the first year.

During the three month period ended March 31, 2009, the Company received $331,310 from a mineral exploration tax credit for exploration work performed on the Hushamu property in 2007. This amount was credited to the carrying value of the property as a recovery of mineral property costs.

d.	Redstone (100% - Northwest Territories, Canada)

The Redstone property comprises five mining leases and 55 mineral claims.

Should production be achieved, the five mining leases are subject to a net smelter royalty of between 3-4% depending on the monthly average of the final daily spot price of copper reported on the New York Commodities Exchange relating to each production month, as follows:

	º	3% if the price is less than, or equal to US$0.75 per pound;
	º	3.5% if the price is greater than US$0.75 per pound, but less than or equal to US$1.00 per pound; and
	º	4% if the price is greater than US$1.00 per pound.

e.	Sierra Almoloya (100% - Chihuahua, Mexico)

In 2008, the Company reassessed the property and decided to abandon the claims. As a result, Western Copper has written-off all costs capitalized relating to Sierra Almoloya.

7.	SHARE CAPITAL AND CONTRIBUTED SURPLUS

a.	Share capital

Authorized	Unlimited Class A voting shares with a par value of $0.00001
Unlimited common shares without par value
Unlimited number of preferred shares without par value

Issued and outstanding	72,819,036 common shares

b.	Contributed surplus

The contributed surplus balance includes amounts paid by the Company’s predecessor to finance its copper business from 1989, when the rights to the Carmacks Copper Project were acquired, to May 3, 2006, when those rights were transferred to Western Copper. At March 31, 2009 and December 31, 2008, contributed surplus includes $21,570,251 relating to the activities of Western Copper’s predecessor.

Western Copper Corporation	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
An exploration stage company	Unaudited – prepared by management

Other than the historical balance described above, the Company’s contributed surplus represents the fair value of stock options and warrants recorded over their vesting period. The fair value of stock options and warrants is transferred to share capital when the stock options or warrants are exercised. In the event that stock options are forfeited prior to vesting, the associated fair value recorded to date is reversed from the statement of loss or balance sheet item to which the fair value was originally charged in the period in which the stock options are forfeited. The fair value of any vested stock option that expires remains in contributed surplus. The fair value of any warrant that expires also remains in contributed surplus.

c.	Capital Disclosure

The Company is in the exploration stage. It is the Company’s objective to safeguard its ability to continue as a going concern so that it can continue to explore and develop its projects.

Its principal source of funds is the issuance of common shares. The Company monitors its cash position and its short-term investments on a regular basis to determine whether sufficient funds are available to meet its short-term and long-term corporate objectives. The Company also seeks to provide liquidity and limit credit risk by acquiring investments that are guaranteed by the Canadian government or by a Canadian chartered bank and that are redeemable in portion or in full at the Company’s option without penalty.

The Company has no debt and is not subject to any externally imposed capital requirement.

8.	STOCK OPTIONS

a.	Stock options

Based on the Company’s Stock Option Plan, the Company may issue stock options for the purchase of up to 10% of issued capital. The exercise price of the stock options shall be greater than, or equal to, the market value of the Company’s common shares on the last trading day immediately preceding the date of grant. Stock options vest over a two year period from the date of grant unless otherwise determined by the directors. The maximum stock option term is 10 years. At March 31, 2009, the Company could issue an additional 4,110,069 stock options. Of the total stock options outstanding at March 31, 2009, 145,000 were inherited in connection with an acquisition. These stock options are not considered when calculating the total number of stock options available for grant under the Company’s Stock Option Plan.

A summary of the Company’s stock options outstanding at March 31, 2009 and the changes for the period then ended, is presented below:

	Number of	Weighted average
	Stock options	exercise price
Expressed in Canadian dollars		$
Balance outstanding – December 31, 2008	3,566,834	1.51
Expired	(250,000)	0.88
BALANCE OUTSTANDING – MARCH 31, 2009	3,316,834	1.56

Western Copper Corporation	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
An exploration stage company	Unaudited – prepared by management

Stock options outstanding at March 31, 2009 are as follows:

Exercise	Stock options	Weighted average	Average remaining
price	outstanding	exercise price	contractual life

$		$	years

0.36-0.88	496,834	0.79	1.27
1.25	945,000	1.25	3.82
1.39	150,000	1.39	4.35
1.88	565,000	1.88	3.18
2.00	1,160,000	2.00	2.12

	3,316,834	1.56	2.76

Of the total stock options outstanding, 2,308,495 were vested and exercisable at March 31, 2009. The weighted average exercise price of vested stock options is $1.63.

b.	Stock-based compensation

The fair value of all stock options granted by the Company to employees, and non-employees, is treated as compensation costs in accordance with CICA Handbook section 3870 Stock-based Compensation. These costs are charged to the statement of loss or, if appropriate, are capitalized to mineral properties over the stock option vesting period. The Company’s allocation of stock-based compensation is consistent with its treatment of other types of compensation for each recipient.

Stock-based compensation has been allocated to the following line items:

For the three months ended	March 31, 2009	March 31, 2008
Expressed in Canadian dollars	$	$
STATEMENT OF LOSS AND COMPREHENSIVE LOSS
ADMINISTRATIVE EXPENSES
Office and administration	65,790	126,976
Promotion and travel	9,162	8,527
	74,952	135,503
BALANCE SHEET
MINERAL PROPERTIES
Carmacks	25,002	41,264
Casino	29,427	22,873
Hushamu	-	1,383
Redstone	4,375	1,383
	58,804	66,903
STOCK-BASED COMPENSATION	133,756	202,406

Western Copper Corporation	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
An exploration stage company	Unaudited – prepared by management

The value of stock-based compensation awards is determined at the time of grant using the Black-Scholes option pricing model.

The Company last granted stock options on August 5, 2008. At that time, Western Copper granted 150,000 stock options to an employee at $1.39 per share. The fair value of these stock options totaled $140,100. This value was calculated using the Black-Scholes option pricing model and the following assumptions:

Expected stock price volatility	81.9
Expected option term, in years	5.0
Average risk-free interest rate	3.33%
Expected dividend yield	-

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options and/or warrants granted and/or vested during the period.

9.	COMMITMENTS

At March 31, 2009, the total amount of payments remaining under the Company’s agreement to lease office space in Vancouver is $159,480. This lease expires on October 31, 2009.

The Company has an agreement to lease office space in the Yukon until December 31, 2011. The total amount of payments remaining during the course of the agreement as at March 31, 2009 is $78,486. Of this amount $28,635 is due within the next twelve months.

Mineral property commitments are described in note 6.

10.	RELATED PARTY TRANSACTIONS

During the period ended March 31, 2009, the Company charged overhead expenses to one of its directors in the amount of $1,852 (2008 - $1,837). The Company credited this amount against office and administration expenses on the statement of loss.

Related party transactions are measured at the exchange amount.

11.	SEGMENTED INFORMATION

a.	Industry information

The Company operates in one reportable operating segment: the acquisition, exploration, and future development of resource properties.

Western Copper Corporation	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
An exploration stage company	Unaudited – prepared by management

b.	Geographic information

All interest is earned in Canada.

The geographical breakdown of mineral properties is shown in note 6. All other non-current assets are held in Canada.

12.	FINANCIAL INSTRUMENTS

a.	Designation

Western Copper has designated its financial instruments as follows:

	i.	Cash and cash equivalents and short-term investments are classified as “Held-for-Trading” and are recorded at their fair value;

	ii.	Other receivables are classified as “Loans and Receivables”. These financial assets are recorded at their amortized cost using the effective interest method; and

	iii.	Accounts payable and accrued liabilities are classified as “Other Financial Liabilities”. These financial liabilities are recorded at their amortized cost using the effective interest method.

b.	Fair value

Due to the short-term nature of other receivables and accounts payable and accrued liabilities, the Company estimates that their carrying value approximates their fair value.

c.	Credit risk

Financial instruments that potentially subject the Company to credit risk consist primarily of cash and cash equivalents and short-term investments. To limit its credit risk the Company deposits cash and cash equivalents in Canadian chartered banks and purchases short-term investments that are guaranteed by the Canadian government or by Canadian chartered banks.

d.	Currency risk

The majority of the Company’s expenditures are incurred in Canadian dollars. To limit its exposure to currency risk, the Company maintains the majority of its cash and cash equivalents in Canadian dollars. The Company did not have material amounts of financial instruments denominated in US dollars as at March 31, 2009 or December 31, 2008.

e.	Interest rate risk

The Company is exposed to interest rate risk on its cash and cash equivalents and its short-term investments. Generally, the Company’s interest income will be reduced during sustained periods of lower interest rates as higher yielding cash equivalents and short-term investments mature and the proceeds are invested at lower interest rates.